African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

082-01856




07020208


PROCESSING
SECTION
RECEIVED
JAN 05 2007
161

December 27, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on December 27, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

PROCESSED
JAN 1 1 2007
THOMSON
FINANCIAL



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

December 27, 2006
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Options an 80% Interest in Properties Covering 682 Square Kilometres in the Katanga Copper Belt of the DRC

VANCOUVER, BC – Klaus Eckhof, President of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce the signing of an agreement whereby the Company has optioned an 80% interest in eight properties covering 682 square kilometers within the prolific Katanga copper belt located in the southeastern part of the Democratic Republic of the Congo (DRC). Under the terms of the agreement, the Company must pay US$1,000,000 over a period of 2 years and issue 300,000 shares of its capital stock. If an economic, viable resource is defined within the Properties, African Metals must pay an additional US$125,000 to the vendor.

The Properties cover a portion of the Katanga copper belt, which contains numerous high grade copper, cobalt and zinc deposits. Together with the adjoining Zambian copper belt, this forms one of the greatest metallogenic provinces of the world, much of which remains unexplored. More specifically, the Properties are located between 30 and 90 kilometres north of the town of Lubumbashi and are readily accessible by road from Lubumbashi. The Etoile Mine lies 20 km west of the Properties. The Etoile and nearby Ruashi Mines have resources totaling 3.3 million tonnes of 1.76% copper and 0.49% cobalt.

The Properties are underlain by the Katangian sediments which consist of three supergroups. The Roan supergroup contains more than 230 base metal occurrences within the copper belt. The Properties contain large areas of the highly prospective Roan sediments. These Properties are known to cover a copper occurrence and have been reported to host other copper occurrences as well as gold mineralization. Copper is presently being mined near one of the licence boundaries. The mineralized Roan contact strikes onto the licences from the area where it is being mined.

Greg Smith (AusIMM, FGAC), the Qualified Person pursuant to NI 43-101, has reviewed and approves of the geologically related contents of this news release.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION**

"Klaus Eckhof"
Klaus Eckhof
President & Director